Annual Report

Cover Page

Name of issuer:

ABBY by GOGOTECH Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/2/2021

Physical address of issuer:

8 The Green, Suite 15467
DOVER DE 19901

Website of issuer:

https://abbychair.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$157,696.00	$153,285.00
Cash & Cash Equivalents:	$7,117.00	$1,126.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$618,383.00	$413,403.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($200,568.00)	($307,342.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

ABBY by GOGOTECH Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
JOHN ROBERT DEBENEDETTE	CEO	ABBY by GOGOTECH	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
JOHN ROBERT DEBENEDETTE	CEO	2021
JOHN ROBERT DEBENEDETTE	President	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
JOHN DEBENEDETTE	6700000.0 Common	58.11
Dr. Clarence Tan	3300000.0 Common	28.62

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Supply Chain Risk

The Company's success depends on the Company's ability to profitably design, manufacture, distribute and achieve market acceptance of our products. Therefore, the Company's ability to establish and manage an effective supply chain is a key success factor. The Company needs to manage its supply chain efficiently from sourcing to manufacturing, distribution and service. If the Company is unable to develop effective supplier relationships or if our initial suppliers do not perform satisfactorily, or if the supply chain is adversely affected by disruption due to shortages, trade barriers or other factors, such as the coronavirus pandemic, the Company's development may be negatively impacted.

Product Regulation And Product Liability Risk

The Company will market ABBY as a personal electric vehicle not a medical device. ABBY design & engineering was based on ISO 7176 standards for wheelchair performance & safety, and we understand the requirements of FDA (510K) clearance and ISO13485 medical device quality management. Great care was taken to not foreclose the possibility to pivot exclusively to medical device marketing were we to someday wish to do so. In positioning ABBY as a personal electric vehicle rather than a medical device, we are following in the footsteps of a well-funded, pioneering startup that is several years ahead of us (Whill.inc). Post manufacturing, we plan to submit ABBY for testing by the leading wheelchair safety and performance standard compliance reporting agency (TÜV) to help ensure we can obtain product liability insurance rates in line with industry standards. In our use of proceeds we already plan to submit ABBY for clearance (510K) in the US to avoid turning away customers who do have some form of coverage. We have also been advised that any pre-clearance FDA enforcement action would not prejudice our ability to subsequently obtain clearance for ABBY.

The Company may be adversely affected by legal actions or regulatory proceedings. the Company may be subject to claims, litigation, governmental or regulatory investigations, or other liabilities in the event of injuries or deaths caused by allegedly defective products. Any such claims or litigation against the Company, regardless of the merits, could result in substantial costs and could harm the Company's business or its reputation. The results of legal or regulatory actions or regulatory proceedings are difficult to predict, and the Company cannot provide any assurance that an action or proceeding will not be commenced against the Company, or that the Company will prevail in any such action or proceeding. An unfavorable resolution of any legal action or proceeding could materially and adversely affect the Company's business, results of operations, liquidity or financial condition or its reputation. Product liability claims may harm the Company's business, particularly if the number of claims exceeds our assumptions, or the Company's product liability insurance proves inadequate. Even if the Company is successful in defending against any liability claims, these claims could nevertheless distract the Company's management, result in substantial costs, harm the Company's reputation, adversely affect the sales of the Company's products and otherwise harm the Company's business. The Company has assumed industry standard product liability insurance expense rate of 8% of revenues with normative coverages and aggregate loss rates. There can be no assurance that the planned insurance levels will prove adequate or will continue to be available at affordable rates. The Company will over time establish product liability reserves based on experience, industry expertise and indications from third-party actuaries. In addition, as a result of a product liability claim or if the Company's products are alleged to be defective, the Company may have to recall some of its products, may have to incur significant costs or may suffer harm to its business reputation. Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to establish, maintain, and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. Further, the Company expects to lease warehouses and offices and must ensure these facilities are well maintained, adequately insured and suitable for their intended uses.

IP Risk

The Company's development could be adversely affected if the Company becomes involved in litigation regarding Intellectual property rights. The Company has allocated expenses in the use of proceeds to formulate an offensive and defensive IP strategy, and our engineering has produced design innovations that are believed to be original, however the Company has not conducted an exhaustive search of prior art. The defense and prosecution of intellectual property suits and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or prosecute the Company's intellectual property rights could seriously detract from the time the Company's management would otherwise devote to running its business. Intellectual property litigation relating to the Company's products could cause its customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation. If the Company were to receive an adverse judgment in any such proceeding, a court or a similar foreign governing body could prevent the Company from securing IP rights to its innovations, or in the future, invalidate or render unenforceable the Company's owned or licensed patents, require the Company to pay significant damages, seek licenses and/or pay ongoing royalties to third parties, require the Company to redesign its products, or prevent the Company from manufacturing, using or selling its products, any of which could have an adverse effect on the Company's results of operations and financial condition. If the Company is unable to protect its intellectual property rights or resolve successfully claims of infringement brought against it, the Company's product sales and business could be affected adversely. The Company's business depends in part on its ability to establish, protect, safeguard and enforce its intellectual property and contractual rights and to defend against any claims of infringement, both of which involve complex legal, factual and marketplace uncertainties. The Company plans to rely on a combination of patent, trade secret, copyright and trademark law and security measures to protect its intellectual property, but effective intellectual property protection may not be available in all places that the Company sells its products or services, and patents provide protection for finite time periods. In addition, the Company will use nondisclosure, confidentiality agreements and invention assignment agreements with its employees, and nondisclosure and confidentiality agreements with certain third parties, in an effort to help protect its proprietary technology and knowhow. If these agreements are breached or the Company's intellectual property is otherwise infringed, misappropriated or violated, the Company may have to rely on litigation to enforce its intellectual property rights. If any of these measures are unsuccessful in protecting the Company's intellectual property, the Company's business may be affected adversely. In addition, the Company may face claims of infringement, misappropriation or other violation of third parties' intellectual property that could interfere with its ability to use technology or other intellectual property rights that are material to the Company's business operations. In the event that a claim of infringement, misappropriation or other violation against the Company is successful, the Company may be required to pay royalties or license fees to continue to use technology or other intellectual property rights, or the Company may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. If the Company is unable to obtain licenses on reasonable terms, it may be forced to cease selling or using the products that incorporate the challenged intellectual property, or to redesign or, in the case of trademark claims, rename its products to avoid infringing the intellectual property rights of third parties, which may not be possible, or if possible, may be time-consuming. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to the Company and adversely affect the Company's business and financial condition. In the ordinary course of its business, the Company may become a defendant in lawsuits or product liability actions in which various could plaintiffs seek damages for injuries allegedly caused by defective products. Any such lawsuits would generally be contested vigorously. The coverage territory of the Company's insurances will correlate with our go-to-market plans.

Security Risk

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in third-party data centers and on our networks. The secure processing, maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or

such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment, and data. Also, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers. Sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities, sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure or products in the field. A disruption, infiltration or failure of our information infrastructure systems or any of our third-party data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Service Risk

Once our products are delivered, our end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in using our products, succeed in helping our customers quickly resolve post-delivery issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

Third Party Risk

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with service needs. Subcontracting arrangements pose risks to the extent we do not have full control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, interpretations, or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non- performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	30,000,000	11,529,370	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	6% Common -> Techstars
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	EPICHub FARP Series 2022
Issue date	04/09/22
Amount	$80,000.00
Outstanding principal plus interest	$140,000.00 as of 08/14/22
Interest rate	0.0% per annum
Maturity date	04/10/22
Current with payments	Yes

2% Revenue Share with EPICHub.org investors (3x cap)

Loan

Lender	Clarence Tan Family Trust
Issue date	04/09/22
Amount	$60,000.00
Outstanding principal plus interest	$60,000.00 as of 08/18/22
Interest rate	0.0% per annum
Current with payments	Yes

2% rev share

Convertible Note

Issue date	09/30/21
Amount	$100,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$3,000,000.00
Maturity date	10/01/23

Techstars

Convertible Note

Issue date	05/01/22
Amount	$150,000.00
Interest rate	5.0% per annum

Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$8,000,000.00
Maturity date	05/02/25

Convertible Note

Issue date	07/31/23
Amount	$75,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$6,000,000.00
Maturity date	07/31/25

Convertible Note

Issue date	02/27/24
Amount	$75,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$6,000,000.00
Maturity date	02/27/26

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2021	Section 4(a)(2)	Common stock	$99,994	General operations
9/2021	Section 4(a)(2)	Convertible Note	$100,000	General operations
9/2021	Section 4(a)(2)		$20,000	General operations
5/2022	Section 4(a)(2)	Convertible Note	$150,000	General operations
9/2022	Section 4(a)(2)	Common stock	$115	General operations
9/2022	Regulation D, 506(c)	SAFE	$57,900	General operations
3/2023	Regulation Crowdfunding	SAFE	$198,406	General operations
7/2023	Regulation D, Rule 506(c)	Convertible Note	$75,000	General operations
2/2024	Regulation D, Rule 506(c)	Convertible Note	$75,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Clarence Tan Family Trust
Amount Invested	$60,000.00
Transaction type	Loan
Issue date	04/09/22
Outstanding principal plus interest	$60,000.00 as of 08/18/22

Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Family trust of co-founder

2% revenue share (3x cap) EPIChub.org

Name	John Debenedette
Amount Invested	$115.00
Transaction type	Priced round
Issue date	09/01/22
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

ABBY is a new Smart Wheelchair for adults with reduced mobility positioned as a long-overdue expansion play for the $9B assistive mobility device market at the intersection with Age Tech... The incumbent industry is forecasting production of only 10 million chairs by 2028 to serve a global market of 400 million adults with reduced mobility. The status quo "healthcare medical-device B2B distribution model" is ripe for disruption.

We've bootstrapped ABBY from a concept through production of our first few units (so all molds/tooling/frame jigs/PCBs are complete) and we are currently conducting successful extended pilots with early-adopters. We've got several dozen $99 pre-order deposits and 1500 email subscribers on our waitlist, validating demand and product fit.

ABBY adds Machine Vision & IoT to the traditional rear-wheel-drive chair format, not for self-driving gimmickry but to increase safety and enable Socially Assistive Robotics software subscription possibilities (think extending family/caregiver reach & combating loneliness, etc.). Our smart wheelchair controller also makes ABBY versatile with motivational projects like this possible. This makes ABBY the ideal manual/power hybrid chair format best suited for mass-adoption in developing countries, while also competitive in mature markets in multiple product categories thanks to the new technology.

Our expansion play vision relies on a two-sided model that has both DTC Personal EV and B2B Medical Device distribution components (initially priced below $4,000) and by 2026 we plan to launch an ABBY variant priced below $2,000 for mass-adoption in developing countries. Our base plan ships 65,000 units and over $100M in revenue within the first five years but we'll reach profitability in less over $100M in revenue within the first five years but we'll reach profitability in less than 20 months with 1,000 units shipped.

We'll scale rapidly, shipping 250,000 units by 2030 to become the 3rd largest, and THE fastest growing wheelchair brand however M&A exit opportunities are expected as soon as we hit the competition's radar along the way (interim valuations of ~$20+M within 2 years, ~$50M within 3 years, ~$250M within 5 years and ~$1B by 2030 are realistic based on comparable startups).

We also have a rich software business roadmap spanning safety and socially assistive robotics extensions making recurring software revenue as well as technology licensing potential upside to our financial projections.

Milestones

ABBY by GOGOTECH Inc. was incorporated in the State of Delaware in September 2021.

Since then, we have:

- ⭐ Techstars 2021 & XTC 2022 Global Finalist, Mass Challenge 2023 & AARP Age Tech Collaborative 2024

- 🚗 Dozens of pre-order deposits & 1500 subscribers on waitlist

- 🦽 Production Ready

- 🟫 5 Patents Pending

- 🦾 ABBY is a companion & 150kg capacity household robot, not just a wheelchair

- 📈 Mobility Devices are a $9B market growing 10% annually

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in September 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $0 compared to the year ended December 31, 2022, when the Company had revenues of $0. Our gross margin was % in fiscal year 2023, compared to % in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $150,579, including $7,117 in cash. As of December 31, 2022, the Company had $153,285 in total assets, including $1,126 in cash.

- *Net Loss.* The Company has had net losses of $200,568 and net losses of $307,342 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $618,383 for the fiscal year ended December 31, 2023 and $413,403 for the fiscal year ended December 31, 2022 resulting from fundraising on safes and convertible notes.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $140,000 in debt, $100,109 in equity, and $600,000 in convertibles. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

ABBY by GOGOTECH Inc. cash in hand is $21,069.55, as of May 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $7,800/month, for an average burn rate of $7,800 per month. Our intent is to be profitable in 22 months.

We raised $150K pre-seed bridge funding on convertible notes with closings in Aug 2023 and Feb 2024. We prepaid China factory rent until Sept 2024 and funded our 1H2024 work plan prioritizing IP and Regulatory milestones.

To extend our runway while focusing on IP and Regulatory work we've reduced cash burn by 35% (trimming over $3,000/month replacing Pilot & QuickBooks with Puzzle.io, Carta with Figure Equity Solutions and cutting PR & creative agency engagements).

We are not profitable. We've adjusted pricing and growth plans and now expect to become profitable after only ~1,000 units are shipped during our 2nd year on the market. Having raised only $700K from outside, we're ~18 months behind schedule and $1.8M short of the $2.5M seed round investment plan pitched at our Techstars demo day. The capital shortfall has meant bifurcating ABBY into a V1-BASIC and V2-ADVANCED version, deferring some product & software features to the roadmap. Based on feedback from 100+ VC pitches we prioritized IP & Regulatory work into the first half of 2024.

Having met our IP and Regulatory milestones in 1H2024 we plan our 2nd Reg-CF in 2H2024 to finalize FDA 510K pre-market clearance and initial US go to market. We've been accepted to raise on StartEngine as of 5th June 2024.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, JOHN ROBERT DEBENEDETTE, certify that:

(1) the financial statements of ABBY by GOGOTECH Inc. included in this Form are

true and complete in all material respects ; and

(2) the financial information of ABBY by GOGOTECH Inc. included in this Form

reflects accurately the information reported on the tax return for ABBY by

GOGOTECH Inc. filed for the most recently completed fiscal year.

JOHN ROBERT DEBENEDETTE
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://gogotech.co/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    JOHN ROBERT DEBENEDETTE

Appendix E: Supporting Documents

    ttw_communications_104206_043633.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   SPV Subscription Agreement - Early Bird

   Early Bird Gogotech EB SAFE II

   SPV Subscription Agreement

   Gogotech NB SAFE II

Appendix C: Financial Statements

   Financials 1

   Financials 2

Appendix D: Director & Officer Work History

   JOHN ROBERT DEBENEDETTE

Appendix E: Supporting Documents

   ttw_communications_104206_043633.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ABBY by GOGOTECH Inc.

By

John Debenedette

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

John Debenedette

CEO

6/11/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.